Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of LNR Property Corporation on Form S-8 of our report dated January 15, 2003, except for Note 19 as to which the date is September 10, 2003 (which report expresses an unqualified opinion but included an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets), appearing in the Current Report on Form 8-K of LNR Property Corporation dated September 15, 2003, and of our report dated January 15, 2003 on the consolidated financial statement schedules appearing in the Annual Report on Form 10-K of LNR Property Corporation for the year ended November 30, 2002.

/s/ Deloitte & Touche LLP

Miami, Florida

September 15, 2003